EX-99.77E:  Legal Proceedings

The Arbitrage Fund and dozens of other entities and individuals have been named as defendants in an adversary proceeding pending in the United
States Bankruptcy Court for the Southern District of New York (Weisfelner, as Trustee of the LB Creditor Trust v. Fund 1, et al., Adv. Pro.
No. 1004609). The complaint alleges that payments made to shareholders of Lyondell Chemical Company (Lyondell) in connection with the acquisition of Lyondell by Basell AF S.C.A. in a cashout merger in or around December, 2007 constituted constructive or intentional fraudulent transfers under applicable state law and seeks to recover from the former Lyondell shareholders the payments received for the shares.

On January 14, 2014, the Court issued a decision and order on motions to dismiss granting in part, and denying in part, the motions. On April 9, 2014, plaintiff filed a Third Amended Complaint continuing to assert constructive or intentional fraudulent transfer claims under applicable state law. On August 1, 2014, defendants filed a motion to dismiss the Third Amended Complaint, and oral arguments on the motion to dismiss was held on January 14, 2015. On November 18, 2015, the Court issued a decision dismissing the intentional fraudulent transfer claim. The plaintiff appealed the November 18, 2015 decision, which was entered as a Final Judgment. On May 4, 2016, based on the March 29, 2016 decision of the U.S. Court of Appeal for the Second Circuit in In re Tribune Fraudulent Conveyance Litigation, defendants moved to dismiss the remaining constructive fraudulent transfer claims in the Creditor Action, or alternatively, to stay all discovery in that action pending the exhaustion of all appeal periods in the Tribune matter.

On July 20, 2016, the Bankruptcy Court entered an opinion granting the motion to dismiss, based on the Second Circuit's decision in Tribune.
The Plaintiff filed an objection which requests that, among other things, the case be stayed and the claims not dismissed pending the Tribune appeal. On July 27, 2016, the District Court issued an opinion reversing the Bankruptcy Court's dismissal of the intentional fraudulent transfer claim. The District Court denied defendants' motion for reconsideration, and the claim has been remanded to the Bankruptcy Court.

Currently, the case is in a holding pattern as the parties are waiting for a decision from the District Court regarding the Bankruptcy Court's recommendation to dismiss the constructive fraudulent transfer claims, based on Tribune. Further, the intentional fraudulent transfer claims are pending further discussion with the Bankruptcy Court regarding how to proceed.

At this stage in the proceedings, it is not possible to assess with any reasonable certainty the probable outcome of the pending litigation. Consequently, at this time, management is unable to estimate the possible loss that may result.